UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38369

Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zepp Health Corporation Adopted 2023 Share Incentive Plan

Zepp Health Corporation (the “Company”) adopted its 2023 Share Incentive Plan, as approved and authorized by the board of directors of the Company, effective on January 11, 2023. The maximum aggregate number of Class A ordinary shares of the Company available for grant of awards shall be 10,322,520 under the 2023 Share Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Zepp Health Corporation 2023 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zepp Health Corporation

By:	/s/ Leon Deng
Name:	Leon Deng
Title:	Chief Financial Officer

Date: January 11, 2023